Exhibit 99.7

FORM 51-102F3

MATERIAL CHANGE REPORT

1	Name and Address of Company:

Enerflex Ltd. (“Enerflex”)

904 -1331 Macleod Trail S.E.

Calgary, Alberta T2G 0K3

2	Date of Material Change:

October 6, 2022, October 12, 2022 and October 13, 2022

3	News Releases:

A news release disclosing the material summarized in this material change report regarding committed financing was issued by Enerflex on October 6, 2022.

A news release disclosing the material summarized in this material change report regarding the closing of the Note Offering (as defined herein) on October 12, 2022 and the Transaction on October 13, 2022 (as defined herein) was issued by Enerflex on October 13, 2022.

Each of the above news releases were disseminated through the facilities of Globe Newswire and subsequently filed on SEDAR.

4	Summary of Material Change:

Committed Financing for Pro forma Business of Combined Entity

On October 6, 2022, Enerflex announced that it had secured committed financing for the combined entity resulting from the transaction to be completed pursuant to the agreement and plan of merger (the “Merger Agreement”) dated January 24, 2022 among Enerflex, Enerflex US Holdings Inc., a direct wholly-owned subsidiary of Enerflex (“Merger Sub”), and Exterran Corporation, (“Exterran”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Exterran (the “Transaction”), with Exterran surviving the Transaction as a direct, wholly-owned subsidiary of Enerflex.

In its October 6, 2022 news release, Enerflex advised that upon the closing of the Transaction, the committed financing for the combined entity resulting from the Transaction was expected to be comprised of: (i) the net proceeds of the private offering (the “Note Offering”) of U.S.$625 million aggregate principal amount of 9.000% senior secured notes due 2027 (the “Notes”); (ii) commitments from a syndicate of financial institutions for a newly drawn U.S.$150 million three-year secured term loan credit facility, bearing an interest rate equal to the Secured Overnight Financing Rate or U.S. base rate plus 3.75% or 2.75% per annum, respectively (the “Term Loan Facility”); and (iii) a U.S.$700 million three-year secured revolving credit facility, bearing an interest rate equal to an applicable margin (ranging from a low of 0.20% per annum to a high of 3.25% per annum based on Enerflex’s net funded debt to earnings before finance costs, income taxes, depreciation, and amortization ratio), plus the applicable reference rate associated with the currency of the borrowings (the “Revolving Credit Facility”).

Closing of Note Offering

On October 13, 2022, Enerflex announced that the Note Offering closed on October 12, 2022.

Closing of Transaction

On October 13, 2022, Enerflex announced that the Transaction closed on October 13, 2022.

5	Full Description of Material Change:

5.1	Full Description of Material Change

Committed Financing for the Combined Entity

On October 6, 2022, Enerflex announced that it had secured committed financing for the combined entity resulting from the Transaction, advising that upon the closing of the Transaction, the committed financing was expected to be comprised of: (i) the net proceeds of the Note Offering anticipated to be approximately U.S.$565 million, taking into effect the issuance discount and estimated transaction costs; (ii) the Term Loan Facility; and (iii) the Revolving Credit Facility.

Enerflex used the net proceeds of the Note Offering, together with the Term Loan Facility, an initial draw under the Revolving Credit Facility, and cash on hand, to fully repay the existing Enerflex and Exterran notes and revolving credit facilities, pay the cash portion of the consideration for the Transaction and pay fees and expenses incurred in connection with the Transaction. The balance of the Revolving Credit Facility will be used for committed capital expenditures and other general corporate purposes and will provide significant liquidity for the pro forma business going forward. At the closing of the Transaction, the Revolving Credit Facility was drawn by approximately U.S.$227 million.

Closing of the Note Offering

On October 13, 2022, Enerflex announced that the Note Offering closed on October 12, 2022. Although at the effective time of the closing of the Note Offering the Notes were not guaranteed by any of Enerflex’s subsidiaries or by Exterran or any of its subsidiaries, upon the closing of the Transaction, the Notes became unconditionally guaranteed on a secured basis by each of Enerflex’s restricted subsidiaries that at that time also became a borrower or guarantor under the Revolving Credit Facility and Term Loan Facility.

Interest on the Notes is payable on April 15 and October 15 of each year, beginning on April 15, 2023. The Notes mature on October 15, 2027 and bear interest at the rate of 9.000% per annum.

The Notes are redeemable at any time and from time to time prior to October 15, 2024 at a redemption price equal to 100% of their principal amount plus a make whole premium and accrued and unpaid interest, if any, to but excluding the redemption date. In addition, at any time and from time to time prior to October 15, 2024, up to 40% of the original aggregate principal amount of the Notes may be redeemed in an amount not to exceed the amount of net cash proceeds from one or more equity offerings at a redemption price equal to 109% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Additionally, during each of the two successive twelve-month periods commencing on the issue date and ending on October 12, 2024 Enerflex has the option to redeem up to 10% of the aggregate principal amount of Notes issued under the indenture that governs the Notes (the “Indenture”) at a redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding the redemption date. Further, all, but not less than all, of the Notes may be redeemed at a price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date upon the occurrence of certain changes in tax law. If Enerflex experiences a change of control triggering event, it must offer to purchase all of the Notes at a price equal to 101% of the aggregate principal amount plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

On October 12, 2022, upon closing of the Note Offering, the initial purchasers of the Notes deposited the aggregate gross proceeds from the sale of the Notes into an escrow account. Such amounts were released from escrow on October 13, 2022 upon closing of the Transaction and the satisfaction of certain other conditions applicable to the release of the escrowed funds.

Enerflex used the net proceeds of the Note Offering, together with the Term Loan Facility, an initial draw under the Revolving Credit Facility, and cash on hand to fully repay the existing Enerflex and Exterran notes and revolving credit facilities, pay the cash portion of the consideration for the Transaction and pay fees and expenses incurred in connection with the Transaction. The balance of the Revolving Credit Facility will be used for committed capital expenditures and other general corporate purposes and will provide significant liquidity for Enerflex going forward.

The Notes and the related guarantees have not been registered under the Securities Act of 1933, as amended, any state securities laws, or the laws of any other jurisdiction, and Enerflex does not intend to register the Notes or the related guarantees.

The foregoing description of the Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture, which was filed on Enerflex’s SEDAR profile as a “Material Contract” on October 17, 2022.

Closing of the Transaction

On October 13, 2022, Enerflex announced that the Transaction closed on October 13, 2022. Upon the closing of the Transaction, among other things, Merger Sub merged with and into Exterran, and Exterran became a direct, wholly-owned subsidiary of Enerflex. Enerflex’s common shares continue to trade on the Toronto Stock Exchange under the symbol “EFX” and commenced trading on the New York Stock Exchange under the symbol “EFXT” on October 13, 2022.

The holders of shares of Exterran common stock received 1.021 common shares of Enerflex for each share of Exterran common stock held in accordance with the terms of the Merger Agreement.

The foregoing description of the Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed on January 24, 2022 on Enerflex’s SEDAR profile as a “Material Contract”.

5.2	Disclosure for Restructuring Transaction

N/A.

6	Reliance of Material Change on Subsection 7.1(2) of National Instrument 51-102:

N/A.

7	Omitted Information:

N/A.

8	Executive Officer:

For further information, contact Mr. Sanjay Bishnoi, Senior Vice President and Chief Financial Officer, by telephone at +1.403.236.6857.

9	Date of Report:

October 17, 2022.

Forward-Looking Statements and Information

This material change report includes certain forward looking statements and forward looking information within the meaning of applicable Canadian securities laws (collectively, “FLI”) to provide Enerflex’s shareholders and potential investors with information about Enerflex, Exterran, and the combined entity, including in every instance where Enerflex, Exterran or the combined entity are referenced the subsidiaries and affiliates thereof, including management’s assessment of Enerflex, Exterran and the combined entity’s future plans and operations, which FLI may not be appropriate for other purposes. All statements other than statements of historical fact are FLI. FLI is typically identified by words such as “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective” and “capable” and similar words suggesting future outcomes or statements regarding an outlook. In particular, this material change report includes (without limitation) forward-looking information pertaining to: the use of the balance of the Revolving Credit Facility; the liquidity of the combined entity; and Enerflex’s intention not to register the Notes or the related guarantees under the Securities Act of 1933. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. All forward-looking information in this material change report is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids; interest rates, and foreign exchange rates; the markets in which the combined entity’s products and services are used; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; expectations and implications of changes in government regulation, laws, and income taxes; environmental, social, and governance matters; the duration and severity of business disruptions and other negative impacts resulting from the COVID-19 pandemic or other crises; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the FLI included in this material change report, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The FLI included in this material change report should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these FLI, including but not limited to: the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; the ability to maintain desirable and targeted financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form and Exterran’s Form 10-K, each for the year ended December 31, 2021, available on SEDAR and EDGAR, respectively, in Enerflex’s Management’s Discussion and Analysis and Exterran’s Form 10-Q, each for the three and six months ended June 30, 2022, available on SEDAR and EDGAR, respectively, and Enerflex’s Management Information Circular dated September 8, 2022 available on SEDAR and the Proxy Statement of Exterran Corporation and Prospectus of Enerflex dated September 12, 2022 available on SEDAR and EDGAR.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this material change report is made as of the date of this material change report and, other than as required by law, Enerflex, disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. This material change report and its contents should not be construed, under any circumstances, as investment, tax or legal advice.